3/18/14

SECURI[illegible] 14048177 [illegible]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cathay Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 Canal Street, Suite 403
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russ Hasan, President — 212-285-2261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wong & Co.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 12th Floor,	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/24/14

OATH OR AFFIRMATION

I, Russ Hasan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

PHAT T. LAM
Notary Public, State of New York
No. 01LA6154369
Qualified in Kings County
Commission Expires Oct. 23, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2013
WITH

REPORT AND SUPPLEMENTARY REPORT OF
CERTIFIED PUBLIC ACCOUNTANTS

CATHAY SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Wong & Co. Certified Public Accountants

57 West 38th Street, 12F/L, New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Stockholders of
Cathay Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cathay Securities, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cathay Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

New York, New York
February 24, 2014

CATHAY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents (Note 2)	$ 50,119
Receivable From Broker	59,472
Office Furnishings, Net of Accumulated Depreciation and Amortization of $111,699 (Note 2)	854
Deferred Income Taxes (Note 2 and 3)	74,700
Other Assets	20,759
Total Assets	$ 205,904

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Accrued Expenses	$ 13,583
Stockholders' Equity: (Note 4)	
Capital Stock	76,200
Additional Paid-in-Capital	302,800
Accumulated Deficit	(186,679)
Total Stockholders' Equity	192,321
Total Liabilities and Stockholders' Equity	$ 205,904

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Commission Income, Net (Note 2)		$ 134,062
Other Income		9,977
Interest Income		3,187
	Total Revenues	147,226
EXPENSES:		
Occupancy Costs		91,486
Communication Costs		22,576
Equipment Rental		8,708
Office Expense		15,518
Professional Fees		24,080
Computer & Clearing Charges		14,698
Insurance		2,469
Miscellaneous		485
State and Local Taxes		900
Depreciation (Note 2)		564
	Total Expenses	181,484
	Loss Before Income Taxes	(34,258)
	Income Tax Benefits (Notes 2 and 3)	0
	Net Loss	$ (34,258)

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (34,258)
Adjustments to Reconcile Net Loss to Net Cash Generated by Operating Activities:	
Depreciation Expense	564
Decrease in Receivable From Broker	65,979
Increase in Other Assets	(567)
Increase in Accounts Payable & Accrued Expenses	1,757
Net Cash Generated by Operating Activities	33,475
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Office Equipment	(869)
Net Cash Used by Investing Activities	(869)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase of Paid-in Capital	17,500
Net Cash Generated by Financing Activities	17,500
Net Increase in Cash	$ 50,106
Cash, Beginning of Year	13
Cash, End of Year	$ 50,119

Supplemental Disclosure of Cash Flows Information:

Cash Paid During The Year For:	
Corporate Income and Franchise Taxes	0

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

	Capital Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, 12-31-2012	$ 76,200	$ 285,300	$ (152,421)	$ 209,079
Additions	0	17,500	0	17,500
Net Loss	0	0	(34,258)	(34,258)
Balance, 12-31-2013	$ 76,200	$ 302,800	$ (186,679)	$ 192,321

See Independent Auditors' Report And Accompanying Notes

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2013

NET CAPITAL:

Total Stockholders' Equity	$ 192,321
Total Stockholders' Equity Qualified for Net Capital	192,321
Deductions and/or Charges	
Non-Allowable Assets:	
Office Furnishings, Net	(854)
Security Deposit	(19,069)
Deferred Income Taxes	(74,700)
Other Assets	(1,690)
	(96,313)
Net Capital Before Haircuts on Securities Positions	96,008
Haircuts on Securities:	
Money Market Fund	(1,000)
Net Capital	$ 95,008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required	50,000
Excess Net Capital	$ 45,008
Net Capital less Greater of 10% of Total Aggredate Indebtedness or 120% of Minimum Net Capital Required	$ 35,008

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts Payable and Accrued Expense	$ 13,583
Total Aggregate Indebtedness	$ 13,583
Percentage of Aggregate Indebtedness to Net Capital	14.30%

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 1 - Organization
Cathay Securities, Inc. (the Company) was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis. All customer security accounts are carried by First Southwest Company.

Note 2 – Summary of Significant Accounting Policies
The accounting policies and practices of the Company conform with generally accepted accounting principles. The significant policies are summarized below:

Revenue Recognition
Commissions on all securities transactions are recognized when services are performed.

Fixed Assets
Office furnishings are stated at costs and depreciated over their estimated useful lives on a straight-line basis for both financial and federal income tax reporting purposes. Leasehold Improvements are amortized over the term of the office lease.

Depreciation expense, relating to property and equipment, charged to operations for the year ended December 31, 2013 was $564.

Income Taxes
The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ((FASB ASC) 740, "Income Taxes", which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to net operating loss carry forward. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Note 2 - Accounting Policies (continued)

Income Taxes (continued)
Currently, the 2010, 2011 and 2012 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities. The Company does not have any accruals for uncertain tax positions as of December 31, 2013. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 2 - Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

As of December 31, 2013, none of the assets and liabilities was required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, receivable from clearing organization, and accounts payable and accrued expenses, approximate fair values due to the short term nature of these financial instruments. There are no changes in methods or assumptions during the year ended December 31, 2013.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Note 3 – Income Taxes

Deferred income tax asset, at December 31, 2013 in the amount of $74,700 was recognized for operating losses that are available to offset future taxable income.

Note 4 - Capital Stock

As of December 31, 2013, the Company had 5,000 shares of no par value common stock authorized and 1,000 shares issued and outstanding.

Note 5 - Commitments

The Company had entered into a five-year office lease agreement expiring on June 30, 2015. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2013:

Year Ending December 31	Amount
2014	$87,691
2015	$44,458

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that aggregate indebtedness shall not exceed fifteen times net capital. In addition, the Company is required to maintain a minimum net capital of $50,000. At December 31, 2013, the Company's net capital was $95,008, which was $45,008 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.14 to 1.

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements, and the amounts reported in the Company's focus report filed in January 24, 2014.

Note 7 - Financial Instruments With Off-Balance Sheet Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customer or counterparties.

The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets, which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary. The Company also has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business.

Note 8 – Subsequent Events

The Company's management has performed subsequent events procedures through February 24 2014, which is the date the financial statements were available to be issued and there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L,New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders of
Cathay Securities, Inc.:

In planning and performing our audit of the financial statements of Cathay Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's previously-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We noted no matters involving the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hay & Co.

New York, New York
February 24, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

CATHAY SECURITIES, INC. [13]

SEC. FILE NO.

8-39247 [14]

FIRM ID NO.

21821 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

202 CANAL ST, SUITE 403 [20]

(No. and Street)

NEW YORK [21] NY [22] 10013 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/13 [24]

AND ENDING (MM/DD/YY)

12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of JAN 20 14

Manual Signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) [signature]

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER				
CATHAY SECURITIES, INC.	N	3		[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/13	[99]
SEC FILE NO.	8-39247	[98]
Consolidated		[198]
Unconsolidated	X	[199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 50,119 [200]		$ 50,119 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	9,472 [300]	$ [550]	9,472 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	50,000 [424]		
E. Spot commodities	[430]		50,000 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	854 [680]	854 [920]
11. Other assets	[535]	95,459 [735]	95,459 [930]
12. Total Assets	$ 109,591 [540]	$ 96,313 [740]	$ 205,904 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC. as of 12/31/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	13,583	1205		1385	13,583	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 13,583	1230	$	1450	$ 13,583	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			76,200	1792
C. Additional paid-in capital			302,800	1793
D. Retained earnings			(186,679)	1794
E. Total			192,321	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 192,321	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 205,904	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC. as of 12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	192,321	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				192,321	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	192,321	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 96,313	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	96,313)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	96,008	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)	1,000	3736	(	1,000)	3740
10. Net Capital			$	95,008	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC. as of 12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	906	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	45,008	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	35,008	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	13,583	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	13,583	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	14.30	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		37,346	3939
d. Total securities commissions		37,346	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		4,338	3995
9. Total revenue	$	41,684	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other brokers-dealers					4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses					4195
15. Other expenses				46,076	4100
16. Total expenses			$	46,076	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	(4,392)	4210
18. Provision for Federal income taxes (for parent only)					4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(4,392)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(6,503)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 to 12/31/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 196,713	4240
A. Net income (loss)			(4,392)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 192,321	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC. as of 12/31/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

First Southwest Company [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FORM CUSTODY FOR BROKER-DEALERS

FORM CUSTODY

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER	SEC FILE NO.
CATHAY SECURITIES, INC. [13]	8-39247 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS	FIRM ID NO.
202 CANAL ST, SUITE 403 [20]	21821 [15]
(No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY)
NEW YORK [21] NY [22] 10013 [23]	10/01/13 [24]
(City) (State) (Zip Code)	AND ENDING (MM/DD/YY)
	12/31/13 [25]

NAME OF PERSON COMPLETING THIS REPORT [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT [11291]

Item 1. A. Does the broker-dealer introduce customer accounts on a fully disclosed basis to another broker-dealer? Y [20000]

B. If the answer to question 1.A is "yes," identify below the broker-dealer(s) (by name, SEC No., and CRD No.) to which the customer accounts are introduced on a fully disclosed basis:

	Name		SEC No.		CRD No.	
1	First Southwest Company	20001	8-1523	20002	316	20003
2		20004		20005		20006
3		20007		20008		20009
4		20010		20011		20012
5		20013		20014		20015
6		20016		20017		20018
7		20019		20020		20021
8		20022		20023		20024
9		20025		20026		20027
10		20028		20029		20030

Item 2. A. Does the broker-dealer introduce customer accounts to another broker-dealer on an omnibus basis? N [20100]

B. If the answer to question 2.A is "yes," identify below the broker-dealer(s) (by name, SEC No., and CRD No.) to which the accounts are introduced on an omnibus basis:

	Name		SEC No.		CRD No.	
1		20101		20102		20103
2		20104		20105		20106
3		20107		20108		20109
4		20110		20111		20112
5		20113		20114		20115
6		20116		20117		20118
7		20119		20120		20121
8		20122		20123		20124
9		20125		20126		20127
10		20128		20129		20130

Item 3. A. Does the broker-dealer carry securities accounts (i.e., accounts that are not introduced on a fully disclosed basis to another broker-dealer) for customers? N [20200]

B. Does the broker-dealer carry securities accounts (i.e., accounts that are not introduced on a fully disclosed basis to any other broker-dealer) for non-customers? N [20201]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

Item 3. C. Location of Securities (if the answer to question 3.A and/or 3.B is "yes")

i. Indicate in the chart below the types of U.S. locations used by the broker-dealer to hold securities that it carries by checking each box in the first column that applies. For each type of location selected, indicate in the third column the frequency (e.g., daily, weekly, monthly, quarterly, semi-annually, annually) with which the broker-dealer performs a reconciliation between the information on its stock record and information about the securities provided by the location:

Location		Reconciliation Frequency
[ ] 20202	The broker-dealer's vault	______ [20203]
[ ] 20205	U.S. broker-dealer(s)	______ [20206]
[ ] 20208	The Depository Trust Company	______ [20209]
[ ] 20211	The Options Clearing Corporation	______ [20212]
[ ] 20214	U.S. bank(s)	______ [20215]
[ ] 20217	Transfer agents of mutual fund(s) under the Investment Company Act	______ [20218]

If 'Other' Reconciliation Frequency selected, please describe: ______ [20204]

ii. Indicate in the chart below the types of U.S. locations not identified in Item 3.C.i used by the broker-dealer to hold securities that it carries by describing the type of entity in the first column. For each type of location, indicate in the second column the frequency (e.g., daily, weekly, monthly, quarterly, semi-annually, annually) with which the broker-dealer performs a reconciliation between the information on its stock record and information about the securities provided by location:

	Other Types of U.S. Locations	Reconciliation Frequency
1.	______ [20230]	______ [20231]
2.	______ [20233]	______ [20234]
3.	______ [20236]	______ [20237]
4.	______ [20239]	______ [20240]
5.	______ [20242]	______ [20243]
6.	______ [20245]	______ [20246]
7.	______ [20248]	______ [20249]
8.	______ [20251]	______ [20252]
9.	______ [20254]	______ [20255]
10.	______ [20257]	______ [20258]

If 'other' Reconciliation Frequency selected, please describe: ______ [20232]

iii. Indicate in the chart below the types of foreign locations used by the broker-dealer to hold securities that it carries by describing the type of location in the first column. For each type of location indicate in the second column the frequency (e.g., daily, weekly, monthly, quarterly, semi-annually, annually) with which the broker-dealer performs a reconciliation between the information on its stock record and information about the securities provided by the location:

	Non-U.S. Locations	Reconciliation Frequency
1.	______ [20260]	______ [20261]
2.	______ [20263]	______ [20264]
3.	______ [20266]	______ [20267]
4.	______ [20269]	______ [20270]
5.	______ [20272]	______ [20273]
6.	______ [20275]	______ [20276]
7.	______ [20278]	______ [20279]
8.	______ [20281]	______ [20282]
9.	______ [20284]	______ [20285]
10.	______ [20287]	______ [20288]

If 'other' Reconciliation Frequency selected, please describe: ______ [20262]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

Item 3. D. Securities and Cash Carried for the Accounts of Customers (if the answer to question 3.A is "yes")

i. Indicate by checking the appropriate boxes on the chart below the types and approximate market value of securities that are carried by the broker-dealer for the accounts of customers:

Type of Securities	Select Market Value Range
[ ] 20300 U.S. Equity Securities	[20301]
[ ] 20310 Foreign Equity Securities	[20311]
[ ] 20320 U.S. Listed Options	[20321]
[ ] 20330 Foreign Listed Options	[20331]
[ ] 20340 Domestic Corporate Debt	[20341]
[ ] 20350 Foreign Corporate Debt	[20351]
[ ] 20360 U.S. Public Finance Debt	[20361]
[ ] 20370 Foreign Public Finance Debt	[20371]
[ ] 20380 U.S. Government Debt	[20381]
[ ] 20390 Foreign Sovereign Debt	[20391]
[ ] 20400 U.S. Structured Debt	[20401]
[ ] 20410 Foreign Structured Debt	[20411]
[ ] 20420 U.S. Mutual Funds	[20421]
[ ] 20430 Foreign Mutual Funds	[20431]
[ ] 20440 U.S. Exchange Traded Funds	[20441]
[ ] 20450 Foreign Exchange Traded Funds	[20451]
[ ] 20460 U.S. Private Funds	[20461]
[ ] 20470 Foreign Private Funds	[20471]
[ ] 20480 Other	[20481]

ii. Has the broker-dealer recorded all securities it carries for the accounts of customers on its stock record? [ ] [20490]

If the answer is "no," explain in the space provided why the broker-dealer has not recorded such securities on its stock record and provide the approximate U.S. dollar market value of such unrecorded securities:

Market Value: $ ________ [20491]

Explanation: ________ [20492]

iii. Indicate in the chart below each process used by the broker-dealer with respect to free credit balances in cash accounts it holds for customers by checking all the boxes that apply and providing applicable information:

Process

- [ ] 20493 Included in a computation under Rule 15c3-3(e)
- [ ] 20494 Held in a bank account under Rule 15c3-3(k)(2)(i)
- [ ] 20495 Swept to a U.S. bank
- [ ] 20496 Swept to a U.S. money market fund
- [ ] 20497 Other (Briefly describe in the space provided below)

________ [20498]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER	For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
CATHAY SECURITIES, INC.	Number of months included in this statement 3 [3931]

Item 3. E. Securities and Cash Carried for the Accounts of Non-customers (if the answer to question 3.B is "yes")

i. Indicate by checking the appropriate boxes on the chart below the types and approximate market value of securities that are carried by the broker-dealer for the accounts of non-customers:

Type of Securities	Select Market Value Range
☐ [20500] U.S. Equity Securities	[20501]
☐ [20510] Foreign Equity Securities	[20511]
☐ [20520] U.S. Listed Options	[20521]
☐ [20530] Foreign Listed Options	[20531]
☐ [20540] Domestic Corporate Debt	[20541]
☐ [20550] Foreign Corporate Debt	[20551]
☐ [20560] U.S. Public Finance Debt	[20561]
☐ [20570] Foreign Public Finance Debt	[20571]
☐ [20580] U.S. Government Debt	[20581]
☐ [20590] Foreign Sovereign Debt	[20591]
☐ [20600] U.S. Structured Debt	[20601]
☐ [20610] Foreign Structured Debt	[20611]
☐ [20620] U.S. Mutual Funds	[20621]
☐ [20630] Foreign Mutual Funds	[20631]
☐ [20640] U.S. Exchange Traded Funds	[20641]
☐ [20650] Foreign Exchange Traded Funds	[20651]
☐ [20660] U.S. Private Funds	[20661]
☐ [20670] Foreign Private Funds	[20671]
☐ [20680] Other	[20681]

ii. Has the broker-dealer recorded all securities it carries for the accounts of non-customers on its stock record? ☐ [20690]

If the answer is "no," explain in the space provided why the broker-dealer has not recorded such securities on its stock record and provide the approximate total U.S. dollar market value of such unrecorded securities:

Market Value: $ ______ [20691]

Explanation: ______ [20692]

iii. Indicate in the chart below each process used by the broker-dealer with respect to free credit balances in the securities accounts of non-customers by checking all the boxes that apply and providing applicable information:

Process

☐ [20693] Included in a reserve computation

☐ [20694] Swept to a U.S. bank

☐ [20695] Swept to a U.S. money market fund

☐ [20696] Other (Briefly describe in the space provided below)

______ [20697]

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

Item 4. Acting as a Carrying Broker-Dealer for Other Broker-Dealers

A. On a fully disclosed basis

i. Does the broker-dealer carry customer accounts for another broker-dealer(s) on a fully disclosed basis? N [20700]

ii. If the answer to question 4.A.i is "yes," indicate the number of broker-dealers: [20701]

iii. If the answer to question 4.A.i is "yes," identify any of these broker-dealers that are affiliates of the broker-dealer by name, CRD No., and "SEC File No.":

	Broker-dealer Name [20702]	CRD No. [20703]	SEC No. [20704]
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

Item 4. Acting as a Carrying Broker-Dealer for Other Broker-Dealers

B. On an omnibus basis

i. Does the broker-dealer carry customer accounts for another broker-dealer(s) on an omnibus basis? N [20800]

ii. If the answer to question 4.B.i is "yes," indicate the number of broker-dealers: ______ [20801]

iii. If the answer to question 4.B.i is "yes," identify any of these broker-dealers that are affiliates of the broker-dealer by name, CRD No., and "SEC File No.":

	Broker-dealer Name [20802]	CRD No. [20803]	SEC No. [20804]
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			

FORM CUSTODY FOR BROKER-DEALERS

BROKER-DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

Item 5. A. Does the broker-dealer send trade confirmations directly to customers and other accountholders? N [20900]

B. If the answer to question 5.A is "no," who sends the trade confirmations to customers and other accountholders?

Clearing Firm- First Southwest Company [20901]

Item 6. A. Does the broker-dealer send account statements directly to customers and other accountholders? N [20902]

B. If the answer to question 6.A is "no," who sends the account statements to customers and other accountholders?

Clearing Firm-First Southwest Company [20903]

C. Does the broker-dealer send account statements to anyone other than the beneficial owner of the account? N [20904]

Item 7. A. Does the broker-dealer provide customers and other accountholders with electronic access to information about the securities and cash positions in their accounts? N [20905]

Item 8. A. Is the broker-dealer also registered as an investment adviser:

i. With the SEC under the Investment Advisers Act of 1940? N [20906]

ii. With one or more U.S. states under the laws of the state? N [20907]

If the answer to question 8.A.i or 8.A.ii is "yes," answer each of the following items:

B. Provide the number of investment adviser clients: 0 [20908]

C. Complete the following chart concerning the custodians of investment adviser client assets if any (including, if applicable, the broker-dealer):

Column 1: The name of the custodian
Column 2: The identity of the custodian by SEC File No. or CRD No. (if applicable)
Column 3: Whether the broker-dealer/investment adviser has the authority to effect transactions in these advisory client accounts at the custodian
Column 4: Whether the broker-dealer/investment adviser has the authority to withdraw funds and securities out of any accounts at the custodian
Column 5: Whether the custodian sends account statements directly to the investment adviser clients
Column 6: Whether the investment adviser client assets are on the broker-dealer's stock record

1. Name of the Custodian	2A. SEC No.	2B. CRD No.	3. Auth To Effect Trans?	4. Auth To W/D Funds/ Sec?	5. Cust sends Stmt?	6. Client Assets on Stock Record?
[20910]	[20911]	[20912]	[20913]	[20914]	[20915]	[20916]
[20920]	[20921]	[20922]	[20923]	[20924]	[20925]	[20926]
[20930]	[20931]	[20932]	[20933]	[20934]	[20935]	[20936]
[20940]	[20941]	[20942]	[20943]	[20944]	[20945]	[20946]
[20950]	[20951]	[20952]	[20953]	[20954]	[20955]	[20956]
[20960]	[20961]	[20962]	[20963]	[20964]	[20965]	[20966]
[20970]	[20971]	[20972]	[20973]	[20974]	[20975]	[20976]
[20980]	[20981]	[20982]	[20983]	[20984]	[20985]	[20986]
[20990]	[20991]	[20992]	[20993]	[20994]	[20995]	[20996]
[21000]	[21001]	[21002]	[21003]	[21004]	[21005]	[21006]

Item 9. A. Is the broker-dealer an affiliate of an investment adviser? N [21010]

B. i. If the answer to Item 9.A. is "yes," does the broker-dealer have custody of client assets of the adviser? [21011]

ii. If the answer to Item 9.B.i is "yes" indicate the approximate U.S. dollar market value of the adviser client assets of which the broker-dealer has custody: $ [21012]

FINRA FORM SSOI

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER: CATHAY SECURITIES, INC. [13]

SEC. FILE NO.: 8-39247 [14]

FIRM ID NO.: 21821 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 202 CANAL ST, SUITE 403 [20] (No. and Street)

NEW YORK [21] (City) NY [22] (State) 10013 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/13 [24]

AND ENDING (MM/DD/YY): 12/31/13 [25]

NAME OF PERSON COMPLETING THIS REPORT ______ [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT ______ [11291]

REVENUE

1. Commissions

A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange	$		13935
B. Exchange Listed Equity Securities Executed OTC	$	37,346	13937
C. U.S. Government and Agencies	$		11001
D. Foreign Sovereign debt	$		11002
E. Corporate debt	$		11003
F. Mortgage Backed and Other Asset Backed Securities	$		11004
G. Municipals	$		11005
H. Listed Options	$		13938
I. OTC Options	$		11006
J. All Other Securities Commissions	$		13939
K. Commodity Transactions	$		13991
L. Foreign Exchange	$		11007
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-L)	$		11008
1. Is any portion of Item M related to municipal securities? [ ] 11009			
Total Commissions:	$	37,346	13940

2. Revenue from Sale of Investment Company Shares	$		13970

3. Revenue from Sale of Insurance Based Products

A. Variable Contracts	$		11020
B. Non-Securities Insurance Based Products	$		11021
C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-B)	$		11022
Total Revenue From Sale of Insurance Based Products:	$		11029

4. Gains or Losses on Derivative Trading Desks

A. Interest Rate/Fixed Income Products	$		13921
B. Currency	$		13922
C. Equity Products	$		13923
D. Commodity Products	$		13924
E. Other	$		13925
Total Gains or Losses on Derivative Trading Desks:	$		13926

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

5. Net Gains or Losses on Principal Trades				
A. Equities, ETFs and Closed End Funds. Includes Dividends:	[ ] 11030	$		13903
B. U.S. Government and Agencies. Includes interest:	[ ] 11031	$		11032
C. Foreign Sovereign Debt. Includes interest:	[ ] 11033	$		11034
D. Corporate Debt. Includes interest:	[ ] 11035	$		11036
E. Mortgage-Backed and Other Asset-Backed Securities. Includes interest	[ ] 11037	$		11038
F. Municipals. Includes interest:	[ ] 11039	$		13901
G. Foreign Exchange		$		13902
H. Listed Options		$		11040
I. OTC Options		$		11041
J. Securities Based Swaps		$		11042
K. All Other Swaps		$		11043
L. Futures		$		11044
M. Commodity Transactions		$		13904
N. Other		$		13951
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)		$		11045
1. Is any portion of Item O related to municipal securities?	[ ] 11046			
Total Net Gains or Losses on Principal Trades:		$		13950
6. Capital Gains (Losses) on Firm Investments		$		13952
Includes Dividends and/or Interest:	[ ] 11053			
7. Interest / Rebate / Dividend Income				
A. Securities Borrowings		$		11060
B. Reverse Repurchase Transactions		$		11061
C. Margin Interest		$	122	13960
D. Interest earned from customer bank sweep (FDIC insured products) programs		$		11062
E. Interest earned from customer fund sweeps into '40 Act Investments		$		11063
F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in Sections 4 or 5)		$		11064
G. Other Interest		$		13953
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-G)		$		11065
Total Interest / Rebate / Dividend Income:		$	122	11069
8. Revenue from Underwritings and Selling Group Participation				
A. Municipal Offerings		$		11070
B. Registered Offerings				
1. Offerings other than self or affiliate. Excludes municipals		$		11071
2. Offerings, self or affiliate. Excludes municipals		$		11072
Total Revenue from Registered Offerings:		$		11079

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER	For the period (MMDDYY) from	10/01/13	3932	to 12/31/13	3933
CATHAY SECURITIES, INC.	Number of months included in this statement			3	3931

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions

Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? .... N 11080

1. Unregistered offerings, other than self or affiliate offerings. Section 1	$		11081
2. Unregistered offerings, self or affiliate offerings. Section 2	$		11082
Total Revenue from Unregistered Offerings:	$		11089
Total Revenue from Underwritings and Selling Group Participation:	$		13955
9. Fees Earned			
A. Fees earned from affiliated entities	$		11090
B. Investment Banking Fees; M&A Advisory	$		11091
C. Account Supervision and Investment Advisory Services	$		13975
D. Administrative Fees	$		11092
E. Revenue from Research Services	$		13980
F. Rebates from Exchanges, ECNs, and ATSs	$		11093
G. 12b-1 Fees	$		11094
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees	$		11095
I. Execution Services	$		11096
J. Clearing Services	$		11097
K. Fees earned on customer bank sweep (FDIC insured products) programs	$		11098
L. Fees earned from sweep programs into '40 Act Investments	$		11099
M. Networking Fees from '40 Act Companies	$		11100
N. Other Fees	$		11101
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)	$		11102
Total Fees Earned:	$		11109
10. Commodities Revenue	$		13990
11. Other Revenue			
A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate	$		11126
B. Other Revenue	$	4,216	13995

If Other Revenue line 13995 is greater than both 10% of Total Revenue line 14030 and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue:	11120	$		11121
B-2. Description of : 2nd largest component of Other Revenue:	11122	$		11123
B-3. Description of : 3rd largest component of Other Revenue:	11124	$		11125

Total Revenue: $ 41,684 14030

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER	For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]		
CATHAY SECURITIES, INC.	Number of months included in this statement 3 [3931]		

EXPENSES

12. Compensation Expenses			
A. Registered Representatives Compensation	$		14110
B. Compensation paid to all other revenue producing personnel	$		14040
C. Compensation paid to non-revenue producing personnel (including temporary personnel)	$		11200
D. Bonuses	$		11201
E. Other compensation expenses	$		11202
F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E)	$		11203
Total Compensation Expenses:	$		11209
13. Commission, Clearance and Custodial Expenses			
A. Floor brokerage and fees paid	$		14055
B. Amounts paid to Exchanges, ECNs, and ATSs	$	0	14145
C. Clearance Fees Paid to broker-dealers	$	1,652	11210
D. Clearance Fees Paid to non-broker-dealers	$		14135
E. Commission Paid to other broker-dealers	$		14140
F. 12b-1 Fees	$		11211
G. Custodial Fees	$		11212
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11213
Total Commission, Clearance and Custodial Fees:	$	1,652	11219
14. Expenses Incurred on Behalf of Affiliates and Others			
A. Soft dollar expenses	$		11220
B. Rebates/Recapture of commissions	$		11221
Total Expenses incurred on Behalf of Affiliates and Others:	$		11229
15. Interest and Dividend Expenses			
A. Interest paid on bank loans	$		11230
B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements	$		11231
C. Interest paid on customer balances	$		11232
D. Interest paid on Securities Loaned transactions	$		11233
E. Interest paid on Repurchase Agreements	$		11234
F. Interest and/or Dividends on Short Securities Inventory	$		11235
G. Other interest expenses	$		11236
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11237
Total Interest and Dividend Expenses:	$		14075
16. Fees Paid to Third Party Service Providers			
A. To Affiliates	$		11240
B. To Third Parties	$		11241
Total Fees Paid to Third Party Service Providers:	$		11249

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER
CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

17. General, Administrative, Regulatory and Miscellaneous Expenses

A. Finders' Fees	$		11250
B. Technology, data and communication costs	$	7,124	14060
C. Research	$		11251
D. Promotional Fees	$		14150
E. Travel and Entertainment	$		11252
F. Occupancy and equipment expenses	$	23,798	14080
G. Non-recurring charges	$		14190
H. Regulatory Fees	$		14195
I. Professional Service Fees	$	9,140	11253
J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel legal fees	$		11254
K. Losses in error accounts and bad debts	$		14170
L. State and local income taxes	$		11255
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-L)	$		11256
Total General, Administrative, Regulatory and Miscellaneous Expenses:	$	40,062	11269

18. Other Expenses

A. Other Expenses	$	4,362	14100

If Other Expenses line [14100] is greater than both 10% of Total Expenses line [14200] and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated expense for each.

A-1. Description of : 1st largest component of Other Expenses:	11280	$		11281
A-2. Description of : 2nd largest component of Other Expenses:	11282	$		11283
A-3. Description of : 3rd largest component of Other Expenses:	11284	$		11285

Total Expenses: $ 46,076 [14200]

NET INCOME

19. Net Income

A. Income (loss) before Federal income taxes and items below	$	(4,392)	14210
B. Provision for Federal income taxes (for parent only)	$	0	14220
C. Equity in earnings (losses) of unconsolidated subsidiaries not included above	$	0	14222
D. Extraordinary gains (losses)	$	0	14224
E. Cumulative effect of changes in accounting principles	$	0	14225
F. Net income (loss) after Federal income taxes and extraordinary items	$	(4,392)	14230

FINRA FORM SSOI	SUPPLEMENTAL STATEMENT OF INCOME OPERATIONAL PAGE
	(Please read instructions before preparing Form)

SECTION 1: Unregistered offerings other than self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

1. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____________ [11310]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____________ [11311]

C. Industry Group (Select One): .... ____________ [11312]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) .... [ ] [11313]
- Rule 504(b)(1)(i) .... [ ] [19000]
- Rule 504(b)(1)(ii) .... [ ] [19001]
- Rule 504(b)(1)(iii) .... [ ] [19002]
- Rule 505 .... [ ] [19003]
- Rule 506 .... [ ] [19004]
- Securities Act Section 4(5) .... [ ] [19005]
- Investment Company Act Section 3(c) .... [ ] [19006]
- Other.......................... [ ] [19007]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] [11314]
- Debt .... [ ] [19010]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19011]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19012]
- Pooled Investment Fund Interests ..... [ ] [19013]
- Tenant-in-Common Securities .... [ ] [19014]
- Mineral Property Securities .... [ ] [19015]
- Other .... [ ] [19016]

F. Minimum Investment accepted from any outside investor: .... $ ____________ [11315]

G. Total Offering Amount in dollars: .... $ ____________ [11316]

or check "Indefinite" .... Indefinite [ ] [11317]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____________ [11318]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____________ [11319]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____________ [11320]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

2. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11330]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11331]

C. Industry Group (Select One): .... ______ [11332]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11333]
- Rule 504(b)(1)(i) .... [ ] [19020]
- Rule 504(b)(1)(ii) .... [ ] [19021]
- Rule 504(b)(1)(iii) .... [ ] [19022]
- Rule 505 .... [ ] [19023]
- Rule 506 .... [ ] [19024]
- Securities Act Section 4(5) .... [ ] [19025]
- Investment Company Act Section 3(c) .... [ ] [19026]
- Other.......................... [ ] [19027]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] [11334]
- Debt .... [ ] [19030]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19031]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19032]
- Pooled Investment Fund Interests ..... [ ] [19033]
- Tenant-in-Common Securities .... [ ] [19034]
- Mineral Property Securities .... [ ] [19035]
- Other .... [ ] [19036]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11335]

G. Total Offering Amount in dollars: .... $ ______ [11336]

or check "Indefinite" .... Indefinite [ ] [11337]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11338]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11339]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11340]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

3. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11350]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11351]

C. Industry Group (Select One): .... ______ [11352]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐	11353
Rule 504(b)(1)(i)	☐	19040
Rule 504(b)(1)(ii)	☐	19041
Rule 504(b)(1)(iii)	☐	19042
Rule 505	☐	19043
Rule 506	☐	19044
Securities Act Section 4(5)	☐	19045
Investment Company Act Section 3(c)	☐	19046
Other	☐	19047

E. Type(s) of Securities Offered (Select all that apply):

Equity	☐	11354
Debt	☐	19050
Option, Warrant or Other Right to Acquire Another Security	☐	19051
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐	19052
Pooled Investment Fund Interests	☐	19053
Tenant-in-Common Securities	☐	19054
Mineral Property Securities	☐	19055
Other	☐	19056

F. Minimum Investment accepted from any outside investor: .... $ ______ [11355]

G. Total Offering Amount in dollars: .... $ ______ [11356]

or check "Indefinite" .... Indefinite ☐ [11357]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11358]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11359]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11360]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

4. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____ [11370]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____ [11371]

C. Industry Group (Select One): .... ____ [11372]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	[ ]	11373
Rule 504(b)(1)(i)	[ ]	19060
Rule 504(b)(1)(ii)	[ ]	19061
Rule 504(b)(1)(iii)	[ ]	19062
Rule 505	[ ]	19063
Rule 506	[ ]	19064
Securities Act Section 4(5)	[ ]	19065
Investment Company Act Section 3(c)	[ ]	19066
Other	[ ]	19067

E. Type(s) of Securities Offered (Select all that apply):

Equity	[ ]	11374
Debt	[ ]	19070
Option, Warrant or Other Right to Acquire Another Security	[ ]	19071
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	[ ]	19072
Pooled Investment Fund Interests	[ ]	19073
Tenant-in-Common Securities	[ ]	19074
Mineral Property Securities	[ ]	19075
Other	[ ]	19076

F. Minimum Investment accepted from any outside investor: .... $ ____ [11375]

G. Total Offering Amount in dollars: .... $ ____ [11376]

or check "Indefinite" .... Indefinite [ ] [11377]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____ [11378]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____ [11379]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____ [11380]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

5. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____ [11390]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____ [11391]

C. Industry Group (Select One): .... ____ [11392]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11393]
- Rule 504(b)(1)(i) .... [ ] [19080]
- Rule 504(b)(1)(ii) .... [ ] [19081]
- Rule 504(b)(1)(iii) .... [ ] [19082]
- Rule 505 .... [ ] [19083]
- Rule 506 .... [ ] [19084]
- Securities Act Section 4(5) .... [ ] [19085]
- Investment Company Act Section 3(c) .... [ ] [19086]
- Other.......................... [ ] [19087]

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] [11394]
- Debt .... [ ] [19090]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19091]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19092]
- Pooled Investment Fund Interests ..... [ ] [19093]
- Tenant-in-Common Securities .... [ ] [19094]
- Mineral Property Securities .... [ ] [19095]
- Other .... [ ] [19096]

F. Minimum Investment accepted from any outside investor: .... $ ____ [11395]

G. Total Offering Amount in dollars: .... $ ____ [11396]

or check "Indefinite" .... Indefinite [ ] [11397]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____ [11398]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____ [11399]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____ [11400]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

SECTION 2: Unregistered offerings; self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

6. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: __________ [11410]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): __________ [11411]

C. Industry Group (Select One): __________ [11412]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) [ ] [11413]
- Rule 504(b)(1)(i) [ ] [19100]
- Rule 504(b)(1)(ii) [ ] [19101]
- Rule 504(b)(1)(iii) [ ] [19102]
- Rule 505 [ ] [19103]
- Rule 506 [ ] [19104]
- Securities Act Section 4(5) [ ] [19105]
- Investment Company Act Section 3(c) [ ] [19106]
- Other [ ] [19107]

E. Type(s) of Securities Offered (Select all that apply):

- Equity [ ] [11414]
- Debt [ ] [19110]
- Option, Warrant or Other Right to Acquire Another Security [ ] [19111]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security [ ] [19112]
- Pooled Investment Fund Interests [ ] [19113]
- Tenant-in-Common Securities [ ] [19114]
- Mineral Property Securities [ ] [19115]
- Other [ ] [19116]

F. Minimum Investment accepted from any outside investor: $ __________ [11415]

G. Total Offering Amount in dollars: $ __________ [11416]

or check "Indefinite" Indefinite [ ] [11417]

H. Total amount in dollars of securities sold during the reporting period by the member: $ __________ [11418]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: __________ [11419]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: $ __________ [11420]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): __________ [11421]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

7. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ________ [11430]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ________ [11431]

C. Industry Group (Select One): .... ________ [11432]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	[ ]	11433
Rule 504(b)(1)(i)	[ ]	19120
Rule 504(b)(1)(ii)	[ ]	19121
Rule 504(b)(1)(iii)	[ ]	19122
Rule 505	[ ]	19123
Rule 506	[ ]	19124
Securities Act Section 4(5)	[ ]	19125
Investment Company Act Section 3(c)	[ ]	19126
Other	[ ]	19127

E. Type(s) of Securities Offered (Select all that apply):

Equity	[ ]	11434
Debt	[ ]	19130
Option, Warrant or Other Right to Acquire Another Security	[ ]	19131
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	[ ]	19132
Pooled Investment Fund Interests	[ ]	19133
Tenant-in-Common Securities	[ ]	19134
Mineral Property Securities	[ ]	19135
Other	[ ]	19136

F. Minimum Investment accepted from any outside investor: .... $ ________ [11435]

G. Total Offering Amount in dollars: .... $ ________ [11436]

or check "Indefinite" .... Indefinite [ ] [11437]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ________ [11438]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ________ [11439]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ________ [11440]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ________ [11441]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER	For the period (MMDDYY) from	10/01/13	3932	to 12/31/13	3933
CATHAY SECURITIES, INC.	Number of months included in this statement			3	3931

8. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ 11450

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ 11451

C. Industry Group (Select One): .... ______ 11452

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] 11453
- Rule 504(b)(1)(i) .... [ ] 19140
- Rule 504(b)(1)(ii) .... [ ] 19141
- Rule 504(b)(1)(iii) .... [ ] 19142
- Rule 505 .... [ ] 19143
- Rule 506 .... [ ] 19144
- Securities Act Section 4(5) .... [ ] 19145
- Investment Company Act Section 3(c) .... [ ] 19146
- Other.......................... [ ] 19147

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] 11454
- Debt .... [ ] 19150
- Option, Warrant or Other Right to Acquire Another Security .... [ ] 19151
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] 19152
- Pooled Investment Fund Interests ..... [ ] 19153
- Tenant-in-Common Securities .... [ ] 19154
- Mineral Property Securities .... [ ] 19155
- Other .... [ ] 19156

F. Minimum Investment accepted from any outside investor: .... $ ______ 11455

G. Total Offering Amount in dollars: .... $ ______ 11456

or check "Indefinite" .... Indefinite [ ] 11457

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ 11458

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ 11459

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ 11460

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ 11461

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER	For the period (MMDDYY) from	10/01/13	3932	to	12/31/13	3933
CATHAY SECURITIES, INC.	Number of months included in this statement				3	3931

9. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ____________ 11470

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____________ 11471

C. Industry Group (Select One): .... ____________ 11472

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐	11473
Rule 504(b)(1)(i)	☐	19160
Rule 504(b)(1)(ii)	☐	19161
Rule 504(b)(1)(iii)	☐	19162
Rule 505	☐	19163
Rule 506	☐	19164
Securities Act Section 4(5)	☐	19165
Investment Company Act Section 3(c)	☐	19166
Other.........................	☐	19167

E. Type(s) of Securities Offered (Select all that apply):

Equity.........................	☐	11474
Debt	☐	19170
Option, Warrant or Other Right to Acquire Another Security	☐	19171
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐	19172
Pooled Investment Fund Interests	☐	19173
Tenant-in-Common Securities	☐	19174
Mineral Property Securities	☐	19175
Other	☐	19176

F. Minimum Investment accepted from any outside investor: .... $ ____________ 11475

G. Total Offering Amount in dollars: .... $ ____________ 11476

or check "Indefinite" .... Indefinite ☐ 11477

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____________ 11478

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____________ 11479

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____________ 11480

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ____________ 11481

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

10. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11490]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11491]

C. Industry Group (Select One): .... ______ [11492]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11493]
- Rule 504(b)(1)(i) .... [ ] [19180]
- Rule 504(b)(1)(ii) .... [ ] [19181]
- Rule 504(b)(1)(iii) .... [ ] [19182]
- Rule 505 .... [ ] [19183]
- Rule 506 .... [ ] [19184]
- Securities Act Section 4(5) .... [ ] [19185]
- Investment Company Act Section 3(c) ... [ ] [19186]
- Other......................... [ ] [19187]

E. Type(s) of Securities Offered (Select all that apply):

- Equity......................... [ ] [11494]
- Debt .... [ ] [19190]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19191]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19192]
- Pooled Investment Fund Interests ..... [ ] [19193]
- Tenant-in-Common Securities .... [ ] [19194]
- Mineral Property Securities .... [ ] [19195]
- Other .... [ ] [19196]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11495]

G. Total Offering Amount in dollars: .... $ ______ [11496]

or check "Indefinite" .... Indefinite [ ] [11497]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11498]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11499]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11500]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11501]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2013 [8004]
or if less than 12 months

Report for the period beginning 01/01/01 [8005] and ending 12/31/13 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-39247 [8011]

1. NAME OF BROKER DEALER

CATHAY SECURITIES, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals . . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments . . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . . 0 [8080]
(b) Omnibus accounts . . . . . 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

FINRA

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	3	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	1	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	1	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income	$ 0	8151